Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 24, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10622
FT Equity Allocation ETF Model Portfolio, 2Q ‘23
(the “Trust”)
CIK No. 1957592 File No. 333-269792

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       The Staff notes that while all the ETFs and percentage investment will be listed in the Schedule of Investments, the Staff understands from prior responses that only those ETFs that comprise 20% or more of a trust’s portfolio are specifically identified in the “Portfolio” section of the Prospectus. Please confirm that appropriate disclosure will be added to the Trust’s prospectus if, based on the Trust’s final portfolio, the Trust contains any individual ETFs that comprise 20% or more of its portfolio.

Response:       The Trust confirms that appropriate disclosure will be added to the Trust’s prospectus if, based on the final portfolio, the Trust contains any individual ETFs that comprise 20% or more of its portfolio.

2.       The disclosure states: “The Trust is a unit investment trust which seeks to provide broad equity diversification by investing approximately 70% in approximately ten First Trust® ETFs that invest in common stocks across all market capitalizations, across all MSCI GICS® sectors, and/or U.S. and non-U.S. companies. The remaining approximately 30% of the portfolio invests in approximately six narrowly focused First Trust® ETFs that invest in common stocks of companies in the communication services, consumer discretionary, energy, financials, health care, industrials and/or information technology sectors.” The Staff notes that the use of “and/or” in these two sentences is confusing. Please revise for clarity.

Response:       The Trust notes that the “and/or” is meant to signify that the ETFs can fall into more than one category. For example, an ETF from the 70% bucket can provide exposure to large capitalization companies and non-U.S. companies. The disclosure will be revised to “and” to clarify in accordance with the Staff’s comment.

Risk Factors

3.       If the Trust will be concentrated in any of the sectors specifically mentioned in the “Portfolio Selection Process” section, please add appropriate disclosure.

Response:       The Trust confirms that appropriate disclosure will be added to the Trust’s prospectus if, based on the final portfolio, the Trust is concentrated in any sector.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon